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    As filed with the Securities and Exchange Commission on October 11, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                            -------------------------

                                 PUMATECH, INC.
                       (Name of Subject Company (Issuer))

                            -------------------------

                                 PUMATECH, INC.
                        (Name of Filing Person (Offeror))

                            -------------------------

                              Certain Options under
                           Puma Technology, Inc. 1993
                     Amended and Restated Stock Option Plan,
                                       and
                           Puma Technology, Inc. 2000
                   Supplemental Stock Option Plan, as amended

     to Purchase Common Stock, Par Value $.001 per Share, of Pumatech, Inc.
                         Held by Eligible Option Holders

                         (Title of Class of Securities)

                            -------------------------

                                        *
                      (CUSIP Number of Class of Securities)
                                    745887109

                            -------------------------

                                   copies to:
         Kelly Hicks                                Adele C. Freedman
    Chief Financial Officer                          Paul Graffagnino
        Pumatech, Inc.                       General Counsel Associates LLP
2550 North First Street, Suite 500                  1891 Landings Drive
     San Jose, CA, 06855                          Mountain View, CA 94043
     Tel: (408) 321-7650                            Tel: (212) 450-4000

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount previously paid:            Not applicable.
                Form or Registration No.:          Not applicable.
                Filing party:                      Not applicable.
                Date filed:                        Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

             [_]   third party tender offer subject to Rule 14d-1.
             [X]   issuer tender offer subject to Rule 13e-4.
             [_]   going-private transaction subject to Rule 13e-3.
             [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 745887109.

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on September 24, 2001 by Pumatech, Inc., a Delaware corporation (the "Company"), relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our current employees and directors and with an exercise price greater than $3.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 24, 2001, a copy of which was attached as Exhibit
(a)(1)(A) to the Tender Offer Statement (the "Offer to Exchange") and the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Tender Offer Statement (the "Letter of Transmittal").

ITEM 4.  TERMS OF THE TRANSACTION

     The information set forth in Exhibit (a)(1)(G) is hereby incorporated by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     The information set forth in Exhibit (a)(1)(G) is hereby incorporated by reference.

ITEM 12.  EXHIBITS

  (a)(1)(A)     Offer to Exchange dated September 24, 2001.*
  (a)(1)(B)     Form of Letter of Transmittal.*
  (a)(1)(C)     Form of Letter to Eligible Option Holders Regarding Offer.*
  (a)(1)(D)     Form of Optionee Activity Report.*
  (a)(1)(E)     Form of Notice of Withdrawal of Tender.*
  (a)(1)(F)     Form of Letter to Tendering Option Holders Regarding Acceptance
                  of Tendered Options.*
  (a)(1)(G)     Notice of Amendment to Offer to Exchange.**
  (b)           Not applicable.
  (c)           Not Applicable
  (d)(1)        Pumatech 1993 Amended and Restated Stock Option
                  Plan, previously filed with the Commission on February 6, 2001 as Exhibit 4.1 to the Company's Registration Statement on
                  Form S-8, Registration No. 333- 55092, which is incorporated herein by reference.
  (d)(2)        Pumatech, Inc. 2000 Supplemental Stock Option Plan, as amended, previously filed with the Commission on October 27, 2000 as
                  Exhibit 4.1 to the Company's Registration Statement on Form S-8, Registration No. 333-48844, which is incorporated herein by reference.

  (d)(3)        Forms of award agreement under the Pumatech Amended and
                  Restated 1993 Stock Option Plan.*
  (d)(4)        Forms of award agreement under the Pumatech, Inc. 2000 Stock
                  Option Plan, as amended.*
  (g)           Not applicable.
  (h)           Not applicable.

-------------------------------
* Previously filed.
** Filed herewith.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                 Pumatech, Inc.

                                                 /s/ Kelly J. Hicks

                                                 -------------------------------
                                                 Kelly J. Hicks
                                                 Vice President, Operations and
                                                 Chief Financial Officer

Date: October 11, 2001



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INDEX TO EXHIBITS

Exhibit Number   Description

--------------
  (a)(1)(A)    Offer to Exchange dated September 24, 2001.*
  (a)(1)(B)    Form of Letter of Transmittal.*
  (a)(1)(C)    Form of Letter to Eligible Option Holders Regarding Offer.*
  (a)(1)(D)    Form of Optionee Activity Report.*
  (a)(1)(E)    Form of Notice of Withdrawal of Tender.*
  (a)(1)(F)    Form of Letter to Tendering Option Holders Regarding Acceptance
                 of Tendered Options.*
  (a)(1)(G)    Notice of Amendment to Offer to Exchange.**
  (b)          Not applicable.
  (c)          Not Applicable

  (d)(1)       Puma Technology, Inc. 1993 Amended and Restated Stock Option
                 Plan, previously filed with the Commission on February 6, 2001 as Exhibit 4.1 to the Company's Registration Statement on Form S-8, Registration No. 333- 55092, which is incorporated herein by reference.

  (d)(2)       Puma Technology, Inc. 2000 Supplemental Stock Option Plan, as
                 amended filed with the Commission on October 27, 2000 as
                 Exhibit 4.1 to the Company's Registration Statement on Form S-8, Registration No. 333-48844 which is incorporated herein by reference.

  (d)(3)        Forms of award agreement under the Puma Technology, Inc. 1993
                  Amended and Restated Stock Option Plan.*

  (d)(4)        Forms of award agreement under the Puma Technology, Inc. 2000
                  Supplemental Stock Option Plan, as amended.*
  (g)           Not applicable.
  (h)           Not applicable.

--------------------------------
*Previously filed.
** Filed herewith.

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